March 13, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenn Do and Daniel Gordon

Re: Tilray Brands, Inc.

Form 10-K for the fiscal year ended May 31, 2025

Form 10-Q for the quarterly period ended August 31, 2025

File No. 001-38594

Dear Ms. Do and Mr. Gordon,

On behalf of Tilray Brands, Inc. (“Tilray”, “we”, or the “Company”), we respectfully submit the below in response to the comment received from the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) in connection with your review of Tilray’s Form 10-K for the fiscal year ended May 31, 2025 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended August 31, 2025 (the “Comment”). For the Staff’s convenience, we have recited the Comment in this response letter.

Form 10-Q for the quarterly period ended August 31, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 28

1.

We have read your response to comment one. Please further revise your future filings as applicable to highlight that the change in fair value of contingent consideration of $15.0 million recognized during the three months ended August 31, 2025, resulted in net income for the period then ended, when we note you historically report a net loss.

We appreciate the Staff’s comment and respectfully submit that we will revise our future filings pursuant to your comment above.

Please do not hesitate to contact me at carl.merton@tilray.com if you have any questions or would like any additional information regarding this matter.

Sincerely,

By: /s/ Carl A. Merton

Carl A. Merton

Chief Financial Officer

Tilray Brands, Inc.

Cc: Mitchell Gendel – Global General Counsel